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                           UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                           SCHEDULE 13D
             Under the Securities Exchange Act of 1934
                        (Amendment No. 1)*




                    THE PRESTIGE GROUP.NET, INC.
                    ----------------------------
                         (Name of Issuer)

                   Common Stock, $0.001 par value
                   ------------------------------
                  (Title of Class of Securities)

                            74111V 201
                          -------------
                          (CUSIP Number)

                         Douglas G. Gregg
                 4610 So. Ulster Street, Suite 150
                      Denver, Colorado 80237
                          (720) 528-7303
 ________________________________________________________________
           (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)

                        September 10, 2002
  _______________________________________________________________
      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule
13D, and is filing   this schedule because of 240.13d-1(e),
240.13d-1(f) or 240.13d-1(g), check the following box. [ ]




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CUSIP No.   74111V 20 1


          1.  Names of Reporting Persons. I.R.S. Identification
Nos. of above persons  (entities only):

                    Douglas G. Gregg
__________________________________________________________________

          2.  Check the Appropriate Box if a Member of a Group (See
Instructions):

          (a)      n/a

          (b)      n/a

__________________________________________________________________

          3.  SEC Use Only
__________________________________________________________________


     4.  Source of Funds (See Instructions):       O
__________________________________________________________________


     5.  Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2(e)
__________________________________________________________________


     6.  Citizenship or Place of Organization:    United States
__________________________________________________________________


 NUMBER OF       7.    SOLE VOTING POWER:
   SHARES
BENEFICIALLY           4,122,500
  OWNED BY
    EACH         -----------------------------------------------
  REPORTING
 PERSON WITH     8.    SHARED VOTING POWER:       -0-

                 -----------------------------------------------
                 9.    SOLE DISPOSITIVE POWER:

                       4,122,500
                 -----------------------------------------------
                 10.    SHARED DISPOSITIVE POWER:      -0-



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__________________________________________________________________


      11.  Aggregate Amount Beneficially Owned by Each Reporting
Person:    4,122,500
__________________________________________________________________


      12.  Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See Instructions)
__________________________________________________________________

      13.  Percent of Class Represented by Amount in Row (11):
                                 63%
__________________________________________________________________


      14.  Type of Reporting Person (See Instructions):   IN




Item 1.   Security and Issuer.

     Common Stock, $0.001 par value
     The Prestige Group.Net, Inc.
     4610 So. Ulster Street
     Suite 150
     Denver, CO 80237


Item 2.  Identity and Background.

     (a)  Douglas G. Gregg

     (b)  4610 So. Ulster Street
          Suite 150
          Denver, CO 80237

     (c)  Chairman, President and Chief Executive Officer of
          The Prestige Group.Net, Inc.

     (d) During the last five years, Mr. Gregg has not been convicted in a criminal proceeding.



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     (e)  During the last five years, except as set forth
          hereinbelow, Mr. Gregg was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Between December 1996 and his resignation in May 1997, Mr. Gregg served as Treasurer and a director of LaserVend, Incorporated ("LaserVend"), a manufacturer of software vending machines. Following LaserVend's cessation of its business operations in June 1997, certain of its shareholders commenced litigation against all of LaserVend's directors and officers, including Mr. Gregg, as well as against certain of LaserVend's employees. Plaintiffs claims were for an aggregate of approximately $290 thousand, plus attorneys fees and interest. In the lawsuit styled, Earl F. Carter, et al. vs. Cybertech International Corp., a Utah corporation, LaserVend, Inc., et al., United States District Court, District of Utah, Central Division, Civil No. 2:97CV 0542G, plaintiffs alleged that each defendant had violated the Securities Act of 1933, the Utah Uniform Securities Act, the Securities Exchange Act of 1934, and engaged in fraudulent conduct and/or negligent misrepresentation. Plaintiffs also alleged causes of action against LaserVend for breach of contract and money had and received. Plaintiffs brought a motion for summary judgment that no defendant opposed, with the sole exception of Mr. Gregg, who represented himself in opposing the motion. The Court granted the motion as to each defendant (except for LaserVend and two individual defendants, who had filed for bankruptcy protection prior to the granting of the motion). As a result of the Court's action, a judgment was entered against each defendant who had not preciously filed for bankruptcy protection, the amount of which judgment, following the Utah statutory scheme, was trebled and resulted in a total judgment of approximately $1.3 Million against all remaining defendants, each of whom, with the exception of Mr. Gregg, it is believed thereafter filed for bankruptcy protection. Shortly after a procedural appeal filed by Mr. Gregg, also without counsel, was denied, in December 2001, plaintiffs and Mr. Gregg reached an out-of-court settlement, as a result of which Mr. Gregg agreed to tender $30,000 to plaintiffs during a three-year period, which sum was equivalent to the compensation that he had received from LaserVend during his tenure as its Treasurer. On August 1, 2002, Mr. Gregg was named as a defendant in a lawsuit styled, State of Idaho, Department of Finance, Securities Bureau, vs. Paramount Financial Group, Inc., a Colorado corporation, Douglas
          G. Gregg, president and director, in his official and individual capacities; and J.L. "Rocky" Pfeffer, Jr., vice-president, in his official and individual capacities, and their agents and representatives, in the District Court of the Fourth Judicial District of the State of Idaho, in and for Ada County, Case No. CV OC 02059370. Plaintiff has alleged causes of action against the defendants for failure to register the securities offered or to register as broker-dealers or salesmen and violations of Idaho Securities Act Sections 30-1403(2) and 30-1403(2) (certain anti-fraud provisions of such Act). Plaintiff has requested the following relief: (i) defendants be found to have violated such Act, (ii) defendants be enjoined from any acts that would constitute violations of such Act, (iii) defendants be prohibited from using any exemptions under such Act without the prior written consent of the director of the Idaho Department of Finance, Securities Bureau, (iv) defendants return to the sole investor in Idaho of the $50,000 subscription that was sold, (v) defendants pay a civil penalty in the amount of $10,000 for each alleged violation of such Act, and (vi)
          defendants pay plaintiff's attorney fees and costs.   As
          of this date, no responsive pleading was due and none has been filed; however, Mr. Gregg, Paramount Financial Group, Inc. ("Paramount") and the State of Idaho have verbally reached a settlement, in principle, of this matter.



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     (f)  Mr. Gregg is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other Consideration.

     The acquisition, on September 10, 2002, from The Prestige Group.Net, Inc. (the "Company") of the 1,462,500 shares of the Company's common stock, $0.001 par value, of, was the result of the purchase by the Company of all of the outstanding capital stock of Paramount from Mr. Gregg and Paul S. Sidey, the other shareholder and an officer and director of Paramount, who is also the Secretary and a director of the Company.

Item 4.   Purpose of Transaction.

     The acquisition of the securities of the issuer was in connection with the transaction referred to in Item 4, above. The reporting person currently has no plans or proposals that relate to or would result in:

     (a) The acquisition by any persons of additional securities of the issuer, or the disposition of securities of the issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

     (c) A sale of a material amount of assets of the issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the issuer;

     (f) Any other material change in the issuer's business or corporate structure;

     (g) Changes in the issuer's character, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;



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     (h)  Causing the common stock of the issuer to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, specifically the OTC-BB;

     (i) Causing the common stock of the issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  Any other action similar to any of those enumerated above;

     provided that, the reporting person, in his capacity as Chairman, President and Chief Executive Officer of the issuer, reserves the right to take any action, including those enumerated above, which is deemed to be in the best interest of the issuer and which action is approved by the Board of Directors of the issuer. Further information concerning the acquisition of the issuer's stock by Mr. Gregg and the purpose of the transaction is contained in Item 2 of the issuer's Current Report on Form 8-K dated September 10, 2002, filed with the Securities and Exchange Commission on September 12, 2002, which is hereby incorporated by this reference


Item 5.   Interest in Securities of the Issuer.

     (a) By means of his serving as a director and executive officer of Airline, Mr. Gregg is deemed to have a beneficial interest in the 2,660,000 shares of the Company's common stock acquired by Airline Communciations, Ltd. ("Airline"). In addition, Mr. Gregg is the record and beneficial owner of 1,462,500 shares of the Company's common stock. The total of 4,122,500 shares represents 63% of all shares of the Company's common stock at this time. Other than set forth herein, Mr. Gregg has no other interest, either of record or beneficially, in the common stock of the Company.

     (b) By means of his serving as a director and executive officer of Airline, Mr. Gregg currently has sole power to vote or to direct a vote and sole power to dispose or to direct the disposition of such 2,660,000 shares of the Company's common stock. In addition, Mr. Gregg has the sole power to vote or to direct a vote and sole power to dispose or to direct the disposition of the 1,462,500 shares of the Company's common stock of which he is the record and beneficial. Other than set forth herein, Mr. Gregg does not possess any shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition of any securities of the Company.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.



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Item 6.   Contracts, Arrangements, Understandings or Relationships
with Respect to Securities of the Issuer.

     Not Applicable.


Item 7.   Exhibits.

     1. Purchase Agreement by and between The Prestige Group.Net, Inc., Douglas G. Gregg and Paul S. Sidey, dated September 10, 2002, which was filed with the Securities and Exchange Commission on September 12, 2002, as Exhibit 10.5 to the Company's Current report on Form 8-K, is hereby incorporated by this reference

















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                             SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


          September 12, 2002
-----------------------------
Date


/s/ Douglas G. Gregg
------------------------
Signature



Douglas G. Gregg, President
----------------------------
Name/Title












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